Writer’s Direct Number	Writer’s E-mail Address
212.756.2376	eleazer.klein@srz.com

October 28, 2015

VIA EDGAR AND ELECTRONIC MAIL

Daniel F. Duchovny Special Counsel, Division of Corporation Finance Office of Mergers and Acquisitions U.S. Securities and Exchange Commission Washington, D.C. 20549
Re:

Ethan Allen Interiors Inc. (“Ethan Allen” or the “Company”)

Responses to Letter dated October 20, 2015 with respect to Preliminary Proxy Statement on Schedule 14A filed on October 14, 2015 and
Soliciting Materials filed pursuant to Rule 14a-12 on October 14, 2015

Filed by Sandell Asset Management Corp. et. al.

File No. 001-11692

Dear Mr. Duchovny:

On behalf of Sandell Asset Management Corp. and certain of its affiliates (collectively, the “Filing Persons”), we are responding to your letter dated October 20, 2015 (the “SEC Comment Letter”) in connection with the Preliminary Proxy Statement on Schedule 14A filed on October 14, 2015 (the “Preliminary Proxy Statement”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Concurrently with this letter, the Filing Persons are filing a revised Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”). The Revised Proxy Statement reflects revisions made to the Preliminary Proxy Statement in response to the comments of the Staff. Unless otherwise noted, the page numbers in the italicized headings below refer to pages in the Preliminary Proxy Statement, while the page numbers in the responses refer to pages in the Revised Proxy Statement. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Revised Proxy Statement.

Preliminary Schedule 14A

Cover Letter

1.	We note your statement that the addition of your nominees would “ensure that the interests of the stockholders are appropriately represented in the boardroom.” It is unclear why you believe that the interests of the security holders are not represented by the individuals the security holders previously elected. Please note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for such assertion or revise the statement. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

In response to your comment, the Filing Persons have revised the disclosure on page 2 of the Revised Proxy Statement to remove such statement. The Filing Persons respectfully note that the second paragraph on page 1 of the Revised Proxy Statement disclosed the factual foundation for such statement.

Background of this Proxy Solicitation, page 3

2.	We note that the company’s preliminary proxy statement describes several more communications and meetings between you and the company representatives. Please revise this section to describe all contacts between you and the company.

In response to your comment, the Filing Persons have revised the disclosure in the “Background of this Proxy Solicitation” section of the Revised Proxy Statement to include the requested disclosure. The Filing Persons respectfully note that they did not include their representative’s registration for an investor conference in this section in the Revised Proxy Statement because they believe that a simple RSVP to a widely-distributed invitation is a wholly immaterial action in the ordinary course of business and is not a substantive or potentially meaningful communication.

3.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide support for your statement that the company has had an “inefficient allocation of shareholder capital” and that such allocation contributed to the underperformance of the company’s stock in comparison to the peers you have identified.

In response to your comment, the Filing Persons have revised the disclosure on page 3 of the Revised Proxy Statement to remove such statement.

4.	Please describe the terms of your settlement proposal on September 30, 2015.

In response to your comment, the Filing Persons respectfully note that they did not make any settlement proposal to the Company on September 30, 2015. As described on page 4 of the Revised Proxy Statement, the Filing Persons sent an email on September 30, 2015 to the Company’s CFO seeking to schedule a conversation. In response to your comment, however, the Filing Persons have revised the disclosure on page 4 of the Revised Proxy Statement to describe the terms of the settlement proposal that was made on October 6, 2015 following conversations pursuant to the September 30 email.

Proposal 1: Election of Directors, page 5

5.	We note your disclosure in the second paragraph of this section that you are nominating six individuals and that the company will have a seven member board. Given that security holders using your proxy card will be unable to vote for a full slate of nominees, revise to highlight to security holders that they will be disenfranchised with respect to one seat if they return your proxy card. Also disclose that you may not exercise discretionary authority to fill the other seat and that you cannot assure that the other director will agree to serve if your slate wins. Finally, disclose whether you have any plans to fill any vacancies on the board as a result of the election of your nominees. Refer to Section II.I of Exchange Act Release No. 34-31326 (October 16, 1992).

In response to your comment, the Filing Persons respectfully note the disclosure on page 5 of the Revised Proxy Statement, which states:

“There is no assurance that any incumbent director will serve as a director if one or more of the Nominees are elected to the Board. . . . Accordingly, the enclosed GOLD proxy card may only be voted for the Nominees and does not confer voting power with respect to any of the Company’s director nominees. Stockholders who return the GOLD proxy card will only be able to vote for the six Nominees listed on the card and will not have the opportunity to vote for the additional seat up for election at the Annual Meeting. You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company, by requesting a legal proxy and casting your ballot in person by attending the Annual Meeting, or by voting via the Internet or toll-free telephone number provided in the Company’s Proxy Statement.”

In addition, the Filing Persons have revised the disclosure on page 5 of the Revised Proxy Statement to state that they are not aware of any plans to fill vacancies that may exist on the Board following the Annual Meeting.

6.	Please provide us support for your statement that under Delaware case law, the board’s fiduciary duties require the company’s directors to approve the election of your nominees (page 9) to avoid an event of default on the company’s debt. Also, disclose whether, to your knowledge, the company has any debt that may be accelerated or for which an event of default may be declared as a result of the election of your nominees. If so, disclose the amount of that debt that is currently outstanding.

In response to your comment, the Filing Persons are hereby providing as supplemental support the following two additional examples where Delaware courts have criticized “proxy puts”—provisions in credit agreements and other debt documents where a Change of Control is triggered by “the election of a new board majority not approved by the incumbent board, and that such a Change of Control would trigger the requirement in [the Company’s] note indentures that [the Company] offer to repurchase its existing debt”[1]—and stated the standard applicable to directors with respect to the approval of a rival slate of nominees for purposes of a proxy put.

(a)	In Kallick v. SandRidge Energy, 68 A.3d 242, 260-61 (Del. Ch. 2013), the Delaware Court of Chancery, in granting a preliminary injunction to the plaintiff with respect to a proxy put, stated, “where an incumbent board cannot identify that there is a specific and substantial risk to the corporation or its creditors posed by the rival slate, and approval of that slate would therefore not be a breach of the contractual duty of good faith owed to noteholders with the rights to the Proxy Put, the incumbent board must approve the new directors as a matter of its obligations to the company and its stockholders, even if it believes itself to be better qualified and have better plans for the corporation than the rival slate.

(b)	In Pontiac General Employees Retirement System v. Healthways, Inc., C.A. No. 9789-VCL (Del. Ch. Oct. 14, 2014) (transcript ruling), the Delaware Court of Chancery (VC Laster), in a bench ruling, noted that there was ample precedent from the Court putting lenders on notice that proxy puts were “highly suspect” because of their “recognize[d] entrenching effect”.

In response to your comment, the Filing Persons have revised the disclosure on page 9 of the Revised Proxy Statement to disclose the amount of debt currently outstanding under the Company’s credit agreement with a proxy put allowing for the acceleration of repayment or an event of default as a result of the election of the nominees.

7.	We note your disclosure under the caption “Vote Required” on page 9. Please disclose what would happen if none or less than all of the directors nominated are elected by the required majority and all current directors resign, as you described.

In response to your comment, the Filing Persons have revised the disclosure on page 9 of the Revised Proxy Statement to include the requested disclosure.

Who is making this Proxy Solicitation and who is paying for it?, page 17

8.	We note that you intend to solicit proxies by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Please be advised that all written soliciting

______________________________

[1] Kallick v. SandRidge Energy, 68 A.3d 242, 244 (Del. Ch. 2013).

materials, including any scripts to be uses in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Please confirm your understanding. Also, please tell us whether you also plan to solicit requests via Internet chat rooms and tell us which websites.

In response to your comment, the Filing Persons confirm their understanding that all written soliciting materials, including any scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use. The Filing Persons also confirm that they do not intend to solicit requests via Internet chat rooms.

Where can I find additional information concerning Ethan Allen?, page 18

9.	Refer to the last sentence in this section. To the extent your disclosure attempts to disclaim responsibility for disclosure in your own proxy statement, please revise: you may not disclaim your own disclosure.

In response to your comment, the Filing Persons have deleted the last sentence in the section in the Revised Preliminary Proxy to allay any implication that the Filing Persons are attempting to disclaim their own disclosure.

Soliciting Materials

10.	Please provide us a supplemental copy of each report referred to in slide 11 of exhibit 2 in this filing.

In response to your comment, the Filing Persons are supplementally providing a copy of each report as an attachment to this letter. For your convenience, the Filing Persons have underlined the quotes referred to in slide 11 of exhibit 2.

* * *

Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2376.

Very truly yours,

/s/ Eleazer Klein

Eleazer Klein

Encls.